UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ASSAÍ ATACADISTA

Investor Day 2023

AGENDA

Opening and Market Scenario

Differentials that made Assaí a national success

- Our Culture
- Regionalization
- Operational Efficiency and Innovation
- Successful Expansion

Financial Performance and Outlook

Sustainability

Break (15 min)

Growth Avenues

Evolution of Governance

Q&A

Closing: 12:30 p.m.

SEND YOUR QUESTION



BELMIRO GOMES

CEO

ASSAÍ IN NUMBERS

- **Present in 1 in every 4 homes** [1]
- **+35 million customers per month**
- **+30% of market share** [2]
- **281 stores**
- **Diverse store formats**
- **~80,000 employees**


ASSAÍ
ATACADISTA

(1) 2023 NielsenIQ Homescan survey; (2) Nielsen

STRONG NATIONWIDE PRESENCE

ASSAÍ ATACADISTA


1
1
3
7
4
15
4
5
5
12
1
2
6
2
23
5
5
9
6
8
1
4
104
38
10
Stores

281 STORES
SALES AREA OF 1.4M SQM

35 MILLION CLIENTS

Presence in Municipalities


29
57
113
123
132
136
2011
2015
2020
2021
2022
nov/23

# States	7	13	23	24	24	25

Market Share [1]
(Total Stores – 3Q23)


17,5%
37,6%
41,5%
56,1%
29,7%
28,3%
26,8%
32,8%
Paraná
Southeast
SP
RJ
North
Northeast
Midwest
Brazil

# Stores	10	151	104	38	17	78	25	281

(1) Nielsen

MANAGEMENT WITH UNIQUE EXPERIENCE IN **FOOD RETAIL**

- Years at Assaí
- Experience in retail



36 | 13

Belmiro Gomes
CEO



32 | 11

Anderson Castilho
Operations
Vice President



36 | 12

Wlamir dos Anjos
Commercial & Logistics
Vice President



24 | 4

Daniela Sabbag
CFO



30 | 3

José Antonio Léon
Executive Officer - Expansion and Construction



28 | 9

Julio Gentilim
Executive Officer - Strategic Planning



27 | 13

Marly Lopes
Executive Officer - Marketing and Customer Management



24 | 4

Rodrigo Callisperis
Executive Officer - IT and CSA



36 | 11

Sandra Vicari
Executive Officer - People Management & Sustainability



23 | 10

Paulo Pompílio
Executive Officer - Corporate Relations

REGIONAL EXECUTIVE OFFICERS WITH **EXPERTISE AND LOCAL DECISION-MAKING POWER**

ASSAÍ ATACADISTA

35 Claudemir Carmo 11
Regional Head
North/Northeast Division

30 Luiz Costa 9
Regional Head
South/Southeast Division

21 Sergio Leite 7
Regional Head
São Paulo Division



Wesley da Silva 24 / 10
PA, AP, AM, RR

Kênia Mainardi 24 / 11
AC, RO, MT

Mauro Donizete 30 / 9
TO, GO, DF

Paulo Fidelis Ribeiro 26 / 9
MS

José Roberto Clovis 29 / 10
PR

Denílson Souza Costa 31 / 9
CE, PI, MA

João Miguel 10 / 10
PE, AL, PB, RN

Fabio Santos 22 / 7
BA, SE

Murilo Coelho 12 / 11
MG

Moacir Sbardelotto 34 / 11
RJ, ES

José Novaes 38 / 16
SP

● Experience in retail ● Years at Assaí

GROWTH SUSTAINED BY
OWN CASH GENERATION

R$4bn > R$70bn

17.5x HIGHER IN 12 YEARS!



Revenue Gross
(R$ billion)
4.3
5.1
6.8
9.0
11.3
15.7
20.1
24.9
30.4
39.4
45.6
59.7
70.1
Acquisition 66 hyper commercial points
26% CAGR 2011-2023
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Sep/23 LTM

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Sep/23 LTM
#Stores	59	61	75	84	95	107	126	144	166	184	212	263	276
Revenues per store (R$ million)	77	86	93	110	122	148	160	173	183	214	215	227	254

HIGHLY FRAGMENTED MARKET WITH **GROWTH OPPORTUNITIES**

ASSAÍ

FOOD MARKET

~R$800 bn
(ABIA[1] 2022)

~R$700 bn
(ABRAS 2022)

~R$255 bn
(Nielsen 2022, considering only Cash & Carry)

FRAGMENTATION - C&C

~2,500 stores
+300 players

POPULATION DENSITY PER C&C



COLOMBIA
BRAZIL
BOLIVIA
Santiago

Caption

Fewer inhabitants per Cash & Carry — More inhabitants per Cash & Carry

OPPORTUNITY

Of the **203 cities with +150,000 inhabitants**

91 cities do not have yet an Assaí store

[1] Brazilian Food Industry Association.

WE ARE THE BRAND WITH THE HIGHEST PRESENCE IN BRAZILIAN HOMES

Channel Penetration (1)
(Jun/23)



73%
62%
35%
20%
Cash & Carry
Super
Hyper
Proximity

21%	10%	6%	3%

Channels Participation (1)

Small businesses and beverage distributors amount to 59% (4)

25% Presence in households

+30% Market share in Cash & Carry

~12% Total Cash & Carry stores (3)

Penetration of brands in Brazil (2)



19%
25%
Assaí
1H21
1H23
18%
22%
Player 1 (C&C)
21%
21%
Player 2 (Retail)
10%
10%
Player 3 (Hyper)
10%
6%
Player 4 (Super)
6%
6%
Player 5 (Super)
3%
5%
Player 6 (Super)
1H21
1H23

(1) Nielsen; (2) NielsenIQ Homescan 2023 survey; (3) Considering 2,500 stores in the Cash & Carry market; (4) Small grocery stores, supermarkets and hypermarkets that do not belong to major groups account for 43%, while beverage distributors account for 16%.

DIFFERENTIALS THAT MADE ASSAÍ A NATIONAL SUCCESS

Our culture

Successful expansion



Agility
Partnership
Customer-centric
Sense of ownership
ASSAÍ
ATACADISTA

Regionalization

Innovation

Operational Efficiency

SUCCESS PROVEN BY
PRODUCTIVITY

ASSAÍ PRODUCTIVITY
~80%
ABOVE SECTOR AVERAGE

Annual average sales/mature store:

~R$140M (1) vs. **~R$ 250M**

Assaí Evolution
Annual average sales/store:
(R$ milion)



11.9%
5.5%
254
227
215
2021
2022
Sep/23 LTM

Assaí Evolution
Sales/m^2:
(R$ thousand)



3.5
3.8
4.0
4.1
4.4
4.5
4.7
4.9
2016
2017
2018
2019
2020
2021
2022
Sep/23 LTM

(1) Considering weekly average sales of R$3.7 million (Source: Nielsen) - excluding Assaí

OUR CULTURE



SANDRA VICARI

Executive Officer - People Management & Sustainability

ASSAÍ IDENTITY HAS PROSPERITY AS ITS PURPOSE, **CONNECTING WITH INTERNAL AND EXTERNAL STAKEHOLDERS**

Positioning

For everyone, from sun to sun

Purpose

Make prosperity a reality for all



Being Assaí is this:

Simplicity	Customer Focus
Passion for what we do	Commitment to results
Care for our people	Ethics

Culture

OUR CULTURE IS THE FOUNDATION OF WHAT WE ARE AND MUST BE REFLECTED

IN EVERY ACTION EVERYDAY



BEING ASSAÍ IS THIS:

Simplicity	Customer Focus	Passion for what we do
Commitment to results	Care for our people	Ethics

CULTURE IS MADE OF **PEOPLE AND EXAMPLES**
WHAT SET US APART IN PRACTICE ARE OUR BEHAVIORS AND ACTIONS

Sense of ownership

Appreciation and recognition

STRONG COMMITMENT TO GROWTH AND RESULTS

Pleasure in serving

Continuous improvement and innovation

Pride of **being part of Assaí's successful history** and a **humane vision** are additional strengths of our culture

AN ENVIRONMENT CULTIVATED WITH OUR CULTURE

TRANSLATES INTO MARKET-LEADING INDICATORS

Strong growth in headcount...



8,000
76,000
10th
Largest private employer in Brazil
2012
2022

... and significant decrease in turnover



71%
29%
+5.3M
hours of training
2012
2022

Engagement (1)



51%
62%
75%
79%
88%
2012
2014
2016
2018
2020

Great Place To Work. Certificada Jun2022 - Jun2023 BRASIL

84%
New GPTW methodology in 2023

2023
vs. 74% in 2022

(1) Korn Ferry methodology from 2012 to 2020, and GPTW methodology in 2022
Source: Korn Ferry, GPTW, Assaí.

REGIONALIZATION



WLAMIR DOS ANJOS

Commercial & Logistics Vice President

THE ESSENCE OF OUR BUSINESS IS TO SERVE DIVERSE SEGMENTS

Food Street vendors
~150,000 (1)

Restaurants
+360,000 (1)

Churches
~200,000 (1)

Snack bars
+600,000 (1)

Grocery stores
+900,000 (1)

Hotels
~60,000 (1)

45%

End customer
~91 million households (2)

55%

ASSAÍ ATACADISTA

(1) Number of establishments in Brazil according to the CNAE database of CNPJs registered with Brazil's Federal Revenue Office;
(2) 2022 Census (IBGE).

IN BRAZIL, IT IS KEY TO ADAPT TO THE CHARACTERISTICS OF EACH REGION

Regionalized Management
Local leaders have the autonomy to make decisions

11 Regional Offices
28 Purchase Cells
- **~3,000** Suppliers
  - **60%** *Regional*
  - **30%** *Local (only 1 state)*
  - **10%** *National*

Regional Marketing
4 marketing centrals to serve entire Brazil



North 12 stores
CE, PI and MA 24 stores
AL, PE, PB and RN 26 stores
MT, RO and AC 9 stores
GO, DF and TO 17 stores
BA and SE 28 stores
MG 8 stores
MS 4 stores
RJ and ES 39 stores
PR 10 stores
SP 104 stores

120 stores (North, Northeast and Midwest)

161 stores (South and Southeast)

SUPPLIERS RELY ON ASSAÍ FOR **SUPPLEMENTARY DISTRIBUTION OF PRODUCTS**

Brazil is a country of continental dimensions and **high logistics costs**

Logistics costs by country in 2022 (1)
% of gross sales of companies



Brazil
12.4%
India
10.8%
China
9.3%
Canada
8.9%
United States
8.5%

At Assaí:

~70% DECENTRALIZED LOGISTICS

Some stores are 100% supplied directly by industry

12 DISTRIBUTION CENTERS

Supply to smaller stores and low turnover categories



1
2
1
1
1
1
3
2
Distribution Center

Efficient working capital management

Cash generation via supplier financing

(1) Source: Fundação Dom Cabral

ASSORTMENT ADAPTATION

SERVING THE PREFERENCES OF EACH REGION



323
Dairy Companies
137
Cookie companies
143
Coffee brands
154
Manufacturers of cleaning products

OFFERS ADAPTED TO
EACH CUSTOMER PROFILE AND REGION

Offers for all profiles


ASSAÍ
ATACADISTA
QUARTA E QUINTA DO
Hortifrúti
22 23
VENHA ECONOMIZAR!


ASSAÍ
Quem tem
COMÉRCIO
Abastece Aqui,
no Assaí!
No Assaí você abastece com economia e seu negócio lucra muito mais.
24,90
22,90
25,90
11,90
25,90
175,00
169,90
19,90
9,99
25,50

Retail and wholesale prices

WHOLESALE	PASSAÍ	RETAIL
3.85	3.85	4.15
STARTING FROM 3 UNITS	ONE UNIT	ONE UNIT

PASSAÍ'S STRONG VALUE PROPOSITION

customers pay the wholesale price for a single unit


VISA
PASSAÍ

NATIONWIDE OPERATIONS WITH
REGIONAL POSITIONING





OPERATIONAL EFFICIENCY AND INNOVATION



ANDERSON CASTILHO

Vice President of Operations

STORE AMBIENCE

ALSO ATTRACTS AND BUILDS CUSTOMER LOYALTY

2011
Old layout



Today
New layout



Selling Expenses(1): **9%**

Improvements: **lighting, air conditioning, equipment, glass facade, flooring, high ceiling, pallet racks**

Selling Expenses(1): **9%**

(1) Excluding rent

MODERNIZATION
OF OLD STORES

2011



TODAY


Frimesa

RENOVATION OF CASA VERDE STORE (SP)

VALUE PROPOSITION IS DELIVERED WITH OPERATIONAL EFFICIENCY FOR ALL STORE SIZES

Number of stores
by size (sqm)


29 stores
92 stores
160 stores

- Up to 3,000 sqm
- 3,000 sqm - 5,000 sqm
- Above 5,000 sqm

- **Expertise** in operating different store formats
- **Layout adaptation**
- **Informatization** of all store processes



Hub:
Operational control and agility

Excellent purchase experience and low prices, regardless of store size

BUTCHERY SECTION

IMPLEMENTED FROM 2020



AÇOUGUE
CORTES VARIADOS
OFERTA
ACÉM
Atendimento Preferencial

Service to individuals and businesses clients

210
stores

~4,000
employees

Sales volume
48,000 tons
of meat in 12 months

Equivalent to
~230,000
head of beef cattle

COLD CUTS SERVICE
BECAME MORE ATTRACTIVE TO CUSTOMERS


EMPÓRIO DE FRIOS

Service to individuals and businesses clients

83
stores

+1,000
employees

19,000 tons
of cold cuts sold

CAFETERIA & BAKERY
COMFORT AND CONVENIENCE


CAFETERIA & PADARIA

204
stores with Cafeteria, including
54 "Coffee with Bread"

+1,500
employees

97 SKUs
per store on average

3,800 tons
sold

WINE CELLAR

ATTRACTIVE LAYOUT ENABLES SPECIAL ASSORTMENT


IMPORTADO

+400
labels

+12 million
bottles sold
in 12 months

PHYGITAL STRATEGY

CRM SUPPORTS TARGETED ACTIONS WITH INDUSTRY SUPPORT

ASSAÍ ATACADISTA

Meu Assaí app

+10 million customers identified

+52% items per basket

Average ticket **36% higher**

Last-mile sales

(Cornershop/Uber, Rappi)

+1 million orders in 12 months



FOCUS ON BUSINESSES
EXCLUSIVE CHANNEL FOR MERCHANTS



- **Additional channel offering personalized service**
- **Resellers** (grocery stores, small markets)
- **570** sellers at stores
- Customers **collect products at store**
- **Store managers have flexibility** to negotiate





ALL THIS TRANSLATES INTO
MORE CUSTOMERS AND HIGH NPS

Continuous attraction of new customers...
Tickets (million)



279
118
+160M
tickets
2017-2023
2017
Sep/23 LTM

... and recognition that underscore Assaí's success

NPS



69
51
+18pts
2017
2022

AWARDS

Experience Awards 2023 (companies with the best NPS in Brazil)

Excellence in Customer Service (Consumidor Moderno 2023)

Most admired Cash & Carry player in Brazil (Marcas Mais, Estadão)

TOUR 360° - BARRA DA TIJUCA (RJ)

CUSTOMER TESTIMONIALS


ASSAÍ
ATACADISTA

Taboão da Serra (SP) store



ASSAÍ ATACADISTA
ASSAÍ ATACADISTA
ASSAÍ ATACADISTA

SUCCESSFUL EXPANSION



BELMIRO GOMES

CEO

ASSAÍ'S EXPANSION SOUGHT NATIONWIDE PRESENCE FOCUSING ON BETTER PERFORMANCE

Historical logic for expansion: Guidelines followed by Assaí

- **Be present all over Brazil**
- **Prioritize regions with broader acceptance**
- **Leverage operational synergies**
- **Projects with higher returns**
- **Focus on central regions**

Source: Assaí

STRATEGIC MOVES TO BEST SERVE CUSTOMERS

Attributes demanded by Cash & Carry customers[(1)]


1st
2nd
3rd
4th
5th
6th
7th
8th
9th
10th
2019
2020
2021
2022
Price
Location
Product
Store
Service

In addition to **PRICE**, customers are looking for **PROXIMITY, ASSORTMENT** and **SHOPPING EXPERIENCE**

Agility in reacting to changes

Scale leveraging **low prices**


ASSAÍ
ATACADISTA

Offers **of regional products**

Expansion with focus on proximity with customers

(1) Nielsen Data and atributes sorted by Assaí, consolidating different answers into categories


ASSAÍ
ATACADISTA
ASSAÍ ATACADISTA

CONVERSIONS OF HYPERMARKETS: LARGEST PROJECT IN BRAZILIAN RETAIL

EXPANSION ACCELERATION

CONVERSIONS IN IRREPLICABLE POINTS

- **Strategic points** in **exceptional locations** in major capitals and metropolitan regions
- **Accelerated expansion in regions** with greater proximity to B2B and B2C clients
- **~400,000 m²** added to sales area
- **Low cannibalization** of existing stores
- **Sales 3x (1) higher** than in the hypermarket model
- **EBITDA margin 150 bps** above the Company's average (2)
- **Accelerated maturation** with presence in high-density urban regions



3
2
1
2
2
2
1
1
3
5
1
3
1
29
8
2

66 Stores acquired

60 Conversions concluded (3)

(1) Based on the Company's past experience in store conversions. (2) In relation to the Company's average (7.5%). (3) Until October 2023.

CONVERTED STORES
UNDERLINE ASSAÍ'S POSITIONING
IN MAJOR CITIES



	ORGANIC	CONVERSIONS
Sales Area (sqm)	4.7k	6.3k
#Parking Spots (average/store)	330	630
#Checkouts (average/store)	27	35

Conversions also has commercial galleries

+230,000 sqm of gross leasable area

PERFORMANCE OF CONVERSIONS
CONFIRMS UNIQUE VALUE PROPOSITION

In less than 12 months of operation, **converted stores** register **13% higher gross sales than mature organic stores, while EBITDA margin Post-IFRS16 is in line with the Company's average**

Average monthly sales
R$ million



21.6
23.5
25.0
1Q23
2Q23
3Q23

2.7x

Sales uplift (3.7x in food perimeter)

Adjusted EBITDA margin Post-IFRS 16
(% Net Revenue)



~5%
~6%
~7%
1Q23
2Q23
3Q23

47 converted stores opened in 2022:
Mg EBITDA Pre-IFRS16 5.4%

CONTINUED ORGANIC EXPANSION

2025
~20 stores

2024
~15 stores

2023
27 stores



Unit Economics

(Standard organic store 2024-2025)

Monthly Revenue
~R$ 22M

Maturation
5th year

EBITDA Margin
Post-IFRS 16
~7.2%

EBITDA Margin
Pre-IFRS16
~6%

CAPEX
~R$ 70M

ROIC
>20%

FINANCIAL PERFORMANCE AND OUTLOOK



DANIELA SABBAG

CFO

RESULTS THAT SHOW **RESILIENCE**

Adjusted EBITDA Post-IFRS16 (R$ billion)


1.9
2.7
3.3
3.9
4.4
23% CAGR 2019-2023
2019
2020
2021
2022
Set/23 LTM

	2019	2020	2021	2022	Set/23 LTM	3Q23
#Stores	166	184	212	263	276	
EBITDA Mg Post-IFRS16	7.0%	7.5%(1)	7.5%	7.2%	6.9%	**7.1%**
EBITDA Mg Pre-IFRS16	6.3%	6.6%	6.4%	5.3%	5.0%	**5.4%**

Gradual improvement in results

- Maturation **of conversions**
- Strict control of **expenses**
- Decline in **interest rate**

(1) Excluding non-recurring

EBITDA BY COHORT

EBITDA Pre-IFRS16
(In 3Q23)


6.0%
4.9%
0.2%
Stores opened until 2021
Stores opened in 2022
Stores opened in 2023

~3.5 months of operation on average, with 9 months of rental expenses


ASSAÍ
Coca-Cola

EBITDA includes general and administrative expenses

GROWING CASH GENERATION
WITH OPENING OF 103 STORES IN THE PERIOD



(R$ billion)
2.4
2.9
4.2
3.6
4.9
4.7
2021
2022
Sep/23 LTM
Operational Cash Generation
Investments

Operating Cash Generation DOUBLED from 2021 to 2023

OPERATING CASH GENERATION SUPPORTED 90% OF INVESTMENTS

BETWEEN JAN/21 AND SEP/23



Dec/20
Gross sales(1)
R$39bn
184 stores
Gross sales of over R$31 billion and opening of 103 stores(2)
Sep/23
Gross sales(1)
R$70 bn
276 stores
R$ 9.4bn
Investments: R$10.3 billion
R$ -6.8bn
R$ -2.7bn
R$ -0.8bn
R$ -0.4bn
R$ -3.3bn
Operating Cash Generation
Investments in expansion (new stores)
Payments for acquisition
Investments in maintenance and others
Dividends
Cost of debt

(1) LTM

(2) Excluding closings in the period

INVESTMENTS AND COST OF DEBT
FINANCED BY CASH GENERATION

(R$ million)	3Q22 (1)	3Q23 (1)
EBITDA Pre-IFRS16	**2,808**	**3,171**
Working capital variation	**346**	**1,689**
Operating cash generation	**3,154**	**4.860**
Capex	**(2,852)**	**(3,414)**
Acquisition of commercial points	**(1,367)**	**(1,320)**
Free cash generation	**(1,065)**	**126**
Dividends	**(197)**	**(89)**
Cost of debt	**(1,271)**	**(1,664)**
Total cash generation	**(2,532)**	**(1,627)**

2024 OUTLOOK

Growing EBITDA:
accelerated maturation of expansion

Cash release:
efficient management of supplier financing

Capex between R$1.5 billion – 2 billion
Opening of ~15 stores, maintenance and other

Final installment of acquisition (~R$900M)

FREE CASH FLOW MUCH HIGHER THAN CURRENT AND RECENT PAST LEVELS

Lower interest rate

(1) LTM

ACCELERATING THE
DELEVERAGING PROCESS



Period with the highest historical investment
Downward trend in leverage in 4Q23 in line with that observed in 4Q22 (vs. 3Q22)
For 2024, expected leverage of less than 3.5x
4.5x
4.7x
4.4x
4.7x
4.3x
4.4x
-0.2x reduction
2.7x
2.6x
2.2x
2.7x
2.5x
2.7x
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23E
2024E
Net Debt (+) Discounted Receivables (+) Balance payable on hypermarket acquisitions / Adjusted EBITDA Pre-IFRS16
Net Debt (+) Undiscounted Receivables / Adjusted EBITDA Pre-IFRS16

Unscaled graph

LENGTHENING THE DEBT PROFILE OVER THE NEXT 2 YEARS

AFTER PARTIAL REFINANCING IN 2024 AND 2025



(R$ billion)
1.9
3.9
1.9
2.3
1.5
0.4
0.2
0.2
2024
2025
2026
2027
2028
2029
2030
2031
Debt Maturities in 30/09/23
Expectation of lengthening of the debt profile over the next 2 years

Unscaled graph

ASSAÍ

On 30/Sep/23

13.8bn	GROSS DEBT
2.9years	AVERAGE TERM
CDI+1.48%	AVERAGE COST
87%	CAPITAL MARKETS
100%	INDEXED TO CDI

SUSTAINABILITY



SANDRA VICARI

Executive Officer - People Management & Sustainability

OUR SUSTAINABILITY STRATEGY

Bring prosperity to all through responsible and transparent operations and with less environmental impact



OUR SUSTAINABILITY STRATEGY

Bring prosperity to all through responsible and transparent operations and with less environmental impact

SOCIAL

Community development through entrepreneurship and by contributing to food security



OUR SUSTAINABILITY STRATEGY

Bring prosperity **to all** through responsible and transparent operations and with less environmental impact



DIVERSITY AND INCLUSION

Valuing diversity and inclusion, which are present in our business, and expanding our vision to regions where we operate

OUR SUSTAINABILITY STRATEGY



Bring prosperity to all through **responsible and transparent** operations and with less environmental impact

GOVERNANCE

Ethics and efficient management, creating value for key stakeholders

OUR SUSTAINABILITY STRATEGY

Bring prosperity to all through responsible and transparent operations and with **less environmental impact**



ENVIRONMENTAL

Reflects the commitment to environmental responsibility linked to business

OUR **PILLARS**


ASSAÍ
ATACADISTA

Efficient operations

Climate change: improvement of refrigeration technologies and energy efficiency

Waste management and circular economy

Responsible supply chain: working conditions and impacts on biodiversity

People and Community Development

Qualification and training

Diversity, inclusion and combating discrimination

Instituto Assaí: local development, through entrepreneurship, food security and sports

Combating food wastage

Strengthening small entrepreneurs

Ethical and Transparent Management

Ethics and Governance

Personal data privacy and protection

OUR RESULTS

ISEB3
ICO2 B3
IDIVERSA B3
CDP DRIVING SUSTAINABLE ECONOMIES
GREAT PLACE TO WORK®

97% of the operations use **clean energy**

-12% in scopes 1 and 2 **carbon emissions** (2022 vs 2021)

4.5x of **training** per employee *vs. sector average*

374k **families** in situation of vulnerability were benefited

3.5M accesses to support channels for **entrepreneurs of Academia Assaí**

24.6% of **women** in leadership positions

43.4% of **black people** in leadership positions

5.5% of **people with disabilities** in the workforce

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GROWTH AVENUES



BELMIRO GOMES

CEO

MARKET SCENARIO: EXPECTATIONS OF **RECOVERY OF PURCHASING POWER**



2.5
2
1.5
1
0.5
0
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Feb-2019
May-2019
Aug-2019
Nov-2019
Feb-2020
May-2020
Aug-2020
Nov-2020
Feb-2021
May-2021
Aug-2021
Nov-2021
Feb-2022
May-2022
Aug-2022
Nov-2022
Feb-2023
Staple Products vs. Income
Staple Products Index (nominal)
Income Index (nominal)

Source: Nielsen

- Consumers downgraded their consumption
- More intense search for price and offers, benefiting C&C
- More central stores (conversions) serve new income segments

GROWTH AVENUES



- Monetization of Assets
- Channels Expansion
- Financial Services
- Organic Growth

EXPLORE VALUE LEVERS FOR **HIGHER MONETIZATION OF ASSETS**

- Maturation of new stores and roll-out of new services
- Continuous adjustment of categories, reaching new customers profiles and opportunities for generating traffic
- Explore commercial galleries to attract customer traffic and dilute costs
- Sale of advertising space


SUBWAY

CHANNELS EXPANSION

Expansion of operations in the existing channels

Continuation of Phygital strategy

Meu Assaí app

Last mile

Entry in new channels

Wholesale Distribution

FINANCIAL SERVICES

- **Expand the offering of products to B2B clients**
- **Expand the portfolio of existing products**
- **Sell financial products to non-Passaí cardholders**


VISA
Gold
PASSAÍ
itaú

CONTINUED EXPANSION



2025
~20 stores

2024
~15 stores

2023
27 stores

91 cities with over 150,000 inhabitants do not have an Assaí store

GUARULHOS (SP)

ORGANIC STORE 2024 – UNDER CONSTRUCTION


SÃO JOÃO
JARDIM PTE. ALTA
Arujá
MIRANTE DO ARUJÁ
VILA NOVA BONSUCESSO
CENTRO INDUSTRIAL
TABOÃO
ASSAÍ
AEROPORTO
JARDIM PRES. DUTRA
JARDIM FATIMA
ÁGUA CHATA
ASSAÍ ATACADISTA
JARDIM CUMBICA
PARQUE CECAP
CUMBICA
Itaim Paulista
Assaí Guarulhos Centro
JARDIM HELENA
CENTRO
SÃO MIGUEL PAULISTA
Assaí São Miguel
Assaí São Miguel II
ITAIM PAULISTA
Itaquaquecetuba
Google Earth

Address: Estrada Juscelino Kubitscheck de Oliveira, 3.410, Bairro dos Pimentas, Guarulhos, SP

Land area: 44,242 sqm

Data of 3km radius

Area (km²)	**28.14**
Population	**249,572**
Population Density (inhabitants/km²)	**8,869**
Households	**85,403**

Source: Geofusion

OSASCO (SP)

ORGANIC STORE 2024 – UNDER CONSTRUCTION


SP-021
PESTANA
ASSAÍ
Assaí Osasco
BELA VISTA
VILA YARA
JARDIM ELZINHA
ASSAÍ ATACADISTA
CONCEIÇÃO
JARDIM BOA VISTA (ZONA OESTE)
SP-270
GRANJA VIANA
VILA SANTO ANTONIO DE CARAPICUIBA
SP-270
VILA SONIA
Assaí Vila Sonia
Google Earth

Address: Avenida Valter Boveri, 501, Novo Osasco, São Paulo - SP

Land area: 30,794.60 sqm

Data of 3km radius

Area (km^2)	28.14
Population	428,544
Population Density (inhabitants/km^2)	15,229
Households	152,949

Source : Geofusion

S. J. DO RIO PRETO (SP)

ORGANIC STORES 2024



PARQUE RES. DOM LAFAIETE LIBANIO
ELDORADO
JARDIM ALTO ALEGRE
LOT. RES. RECISSOL
São José do Rio Preto
Mirassol
RENASCENÇA
MORUMBI
VILA TONINHO
Eng. Schmitt
Image © 2023 Airbus
Image © 2023 Maxar Technologies
Google Earth

São José do Rio Preto	
Distance from state capital	445 km
Area (km²)	431.94
Population	480,393
Population Density (inhabitants/km²)	1,112
Households	137,233 (1)

Source : Censo 2022 (IBGE); (1) Censo 2010

2023 & 2024 EXPANSION

15 stores

Under construction


1
1
1
1
2
2
2
2
1
1
2
1
1
7
7
1
1
2
6

2023 Stores (inaugurated & to be inaugurated)

Stores planned for 2024

ASSAÍ HAS ALL THE PILLARS TO
CONTINUE ITS SUCCESS STORY

Assaí's Purpose

"Make **prosperity** a reality **for all**"

Positioning

"For everyone, from sun to sun"

Perennial pillars

Sense of **ownership**

Customer-centric

Partnership with **stakeholders**

Agility

Value Proposition

"**Low prices** and **excellent purchase** experience"

Differentials

Our **Culture**

Regionalization

Operating efficiency

Innovation

Successful expansion

Growth Avenues

Monetization of assets

Channels expansion

Financial services

Organic **expansion**

GOVERNANCE



OSCAR BERNARDES

Chairman of the Board

RAPID SHAREHOLDING TRANSITION TRANSFORMED ASSAÍ INTO A COMPANY WITH **100% FRAGMENTED CAPITAL**

ASSAÍ ATACADISTA

GPA spin-off
31/dec/2020
Casino's stake: **40.9%** in Assaí and **40.9%** in GPA

B3 listing
01/mar/2021

NYSE listing
08/mar/2021

Casino's 1st follow-on
07/dec/2022
Casino's stake in Assaí: **30.5%**

Casino's 2nd follow-on
21/mar/2023
Casino's stake in Assaí: **11.7%**

Final sale Casino block trade
23/jun/2023
Casino's stake in Assaí: **0.0%**

GOVERNANCE EVOLUTION

INDEPENDENT BOARD OF DIRECTORS



Oscar Bernardes
Chairman



José Guimarães Monforte
Vice Chairman



Andiara Pedroso Petterle



Belmiro de Figueiredo Gomes



Enéas Pestana



Julio Cesar de Queiroz Campos



Leila Abraham Loria



Leonardo Gomes Pereira



Luiz Nelson Guedes de Carvalho

ADVISORY COMMITTEES



Corporate Governance, Sustainability and Nomination

Coord.: José Guimarães Monforte



Human Resources, Culture and Compensation

Coord.: Leila Abraham Loria



Financial and Investment

Coord.: Leonardo Gomes Pereira



Audit

Coord.: Luiz Nelson Guedes de Carvalho

CORPORATE GOVERNANCE, SUSTAINABILITY AND NOMINATION COMMITTEE



José Guimarães Monforte
Coordinator



Leila Abraham Loria
Member



Leonardo Gomes Pereira
Member

Initial revision of **governance framework, processes and documentation**

Evolution in strategy communication and ESG initiatives already rolled out

Approval and follow-up of **ESG Strategic Plan and Indicators**, including revision of sustainability positioning

Support to the Board and Committees on **continuous evolution of the Company's governance and strategic agenda**



Leila Abraham Loria
Coordinator



Andiara Pedroso Petterle
Member



Enéas Pestana
Member



Julio Cesar de Queiroz
Member

Renata Moura
Specialist

HUMAN RESOURCES, CULTURE AND COMPENSATION COMMITTEE

Analysis and revision of **Management compensation proposals for 2022 and 2023**

Market analysis and preparation of **new compensation policy** aligned with investors' interests, to be presented at the 2024 Extraordinary Shareholders Meeting

Succession plan for executive positions including CEO

Team development plan to work with **new technologies**



Leonardo Gomes Pereira
Coordinator



Enéas Pestana
Member



José Guimarães Monforte
Member



Julio Cesar de Queiroz
Member

Miguel Maia Mickelberg
Specialist

FINANCIAL AND INVESTMENT COMMITTEE

Prior discussion and monitoring of **budget**

Monitoring of **economic and financial, cash flow and debt indicators,** in order to suggest changes and adjustments whenever necessary

Prior analysis of **investments** and subsequent monitoring of projects involving **capital allocation**

Analysis and recommendation of opportunities to improve the Company's **capital structure**

Evolution in **market communication** strategy

AUDIT COMMITTEE



Luiz Nelson Guedes de Carvalho
Coordinator
Financial and Accounting Specialist



Andiara Pedroso Petterle
Member

Guillermo Braunbeck
External Specialist

Heraldo Gilberto de Oliveira
External Specialist

Technical analysis of **Financial Statements** to recommend their approval to the Board of Directors, including monitoring of accounting and audit matters

Follow-up of **SOX certification**

Follow-up of **external audit's recommendations**

Evolution of **internal controls**

Ombudsman and Compliance

Follow-up of **internal audit's results**

Monitoring of **Risk Management**

QUESTIONS AND ANSWERS

ASSAÍ ATACADISTA

Investor Day 2023

ASSAÍ
ATACADISTA